Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS FINANCIAL AND OPERATING RESULTS FOR THE FIRST QUARTER OF FISCAL 2013 AND UPDATES PRODUCTION GUIDANCE

(All figures are in United States dollars unless otherwise stated).

VANCOUVER, British Columbia – August 2, 2012 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX:SVM) (NYSE: SVM) today reported its unaudited financial and operating results for the first quarter ended June 30, 2012 (“Q1 2013”). The Company also updated its production guidance for Fiscal Year 2013.

FIRST QUARTER HIGHLIGHTS

  Silver production of 1.2 million ounces;

  Gold production of 2,653 ounces;

  Sales of $44.5 million, with an average net realized silver price of $22.97 per ounce;

  Adjusted net income of $8.1 million, or $0.05 per share;

  Cash flow from operations of $19.3 million, or $0.11 per share;

  Total production and cash costs of $2.49 and $0.16 per ounce of silver, respectively, at the Ying Mining District;

  Filed an updated NI 43-101 Technical Report for the Ying Mining District with a 28% increase in contained silver in Measured and Indicated Resources and a 36% gain in contained silver in Proven and Probable Reserves. Based on the Proven and Probable reserves, the Ying Mining District is expected to produce, on average, approximately 6 million ounces of silver per annum for the next 10 years until 2023; and

  Payment of $4.3 million, or CAD$0.025 per share, in quarterly dividends to shareholders.

FINANCIALS

In Q1 2013, the Company recorded net income attributable to equity holders of the Company of $6.1 million, or $0.04 per share. Adjusted net income was $8.1 million, or $0.05 per share, after excluding the withholding tax accrual of $2.0 million for anticipated dividends from the Company’s subsidiary in China. Adjusted net income was $17.5 million lower, compared to $25.6 million, or $0.15 per share in the quarter ended June 30, 2011 (“Q1 2012”), primarily due to lower sales, higher production costs and higher general and administrative (“G&A”) expenses.

In Q1 2013, the Company recorded sales of $44.5 million, compared to $69.7 million in Q1 2012. This decrease was due to a lower realized silver price and lower metal production. During the quarter, the Company sold 1.2 million ounces of silver, 0.4 million ounces less than in Q1 2012. The realized selling price for silver was $22.97 per ounce, a decrease of 23% compared to $29.99 per ounce for the same quarter last year.

The realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges, recovery and a value added tax (“VAT”) at a rate of 17% (note that VAT is not applied to gold sales). The following table is a reconciliation of the Company’s realized selling prices in Q1 2013 including a comparison with London Metal Exchange (“LME”) prices:

For Q1 2013	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q1 2013	Q1 2012	Q1 2013	Q1 2012	Q1 2013	Q1 2012	Q1 2013	Q1 2012
Realized selling prices	$22.97	$29.99	$1,258	$1,102	$0.81	$0.87	$0.64	$0.61
Add back: Value added taxes	3.90	5.10	-	-	0.14	0.15	0.11	0.10
Add back: Smelter charges and recovery	3.33	4.53	356	409	0.15	0.13	0.32	0.49
Shanghai metal prices	$30.20	$39.62	$1,614	$1,511	$1.10	$1.15	$1.07	$1.20
LME	$29.44	$38.54	$1,609	$1,508	$0.90	$1.16	$0.87	$1.02

Cost of sales in Q1 2013 was $19.0 million, an increase of 35%, compared to $14.1 million in Q1 2012. The cost of sales included cash costs of $15.3 million compared to $11.7 million in Q1 2012. The increase in cost of sales was due to more ore being mined and processed along with a higher production cost per tonne. In Q1 2013, ore production increased by 18% to 216,665 tonnes, while overall production costs increased by 10% to $85 per tonne.

Gross profit margin in Q1 2013 was 57%, compared to 80% in Q1 2012.

Cash flow from operations in Q1 2013 was $19.3 million or $0.11 per share, compared to $33.9 million, or $0.19 per share, in Q1 2012.

In Q1 2013, G&A was $6.8 million, compared to $4.9 million in Q1 2012. The increase in G&A is due to the Company currently having three projects in development compared to two last year.

The Company ended the quarter with $142.3 million in cash, cash equivalents and short-term investments.

OPERATIONS

In Q1 2013, the Company, in total, produced 1.2 million ounces of silver, 2,635 ounces of gold, 13.7 million pounds of lead and 3.0 million pounds of zinc, compared to 1.6 million ounces of silver, 1,390 ounces of gold, 20.6 million pounds of lead and 4.1 million pounds of zinc in Q1 2012.

1.	Ying Mining District, Henan Province, China

Starting this fiscal year, the Company will be reporting results from the SGX (Ying), HPG, TLP and LM mines on a consolidated basis as the “Ying Mining District”.

In Q1 2013, the Company mined 181,018 tonnes of ore at the Ying Mining District, an increase of 6%, compared to 170,206 tonnes in Q1 2012. During the quarter, metal production totalled 1.2 million ounces of silver, 800 ounces of gold, 13.7 million pounds of lead and 3.0 million pounds of zinc, compared to 1.6 million ounces of silver, 800 ounces of gold, 20.6 million pounds of lead and 4.1 million pounds of zinc in Q1 2012. Grades were 227 grams per tonne (“g/t”) for silver, 3.6% for lead and 1.1% for zinc, compared to 303 g/t for silver, 5.5% for lead and 1.5% for zinc in the same quarter last year.

The lower grades and the decrease in metal production were due to the following:

  a five day interruption in production (as reported by news release on May 28, 2012) because of power interruptions which were necessary to facilitate nearby highway construction; and

  the “Short and Distort” attack last fall has caused Managements’ time being inadvertently, but necessarily diverted to deal with the crisis, which caused delays implementing certain development plans at the SGX mine, resulting in a gap in the mining schedule of blending ore from different zones with different grades. The situation will be improved in the third quarter of Fiscal 2013 to match the mining schedule in the newly released NI 43-101 Technical Report.

In Q1 2013, total and cash mining costs per tonne were $69.02 and $55.47 respectively compared to $60.02 and $48.66 respectively in Q1 2012. The increase in cash mining costs was due to the following: (i) an increase in labour costs for both the Company’s employees as well as those of its mining contractors of approximately $5.40 per tonne, and (ii) the impact of US dollar depreciation versus the Chinese RMB of approximately $1.40 per tonne. Compared to the fourth quarter of Fiscal 2012, total and cash mining costs decreased by 6% and 4%, respectively.

A total of 186,455 tonnes of ore were milled in Q1 2013, up 7% compared to 174,926 tonnes in Q1 2012. The cash milling cost per tonne increased to $14.17 from $12.05 in Q1 2012, due to the higher labour cost, higher utility cost, and the depreciation of the US dollar against the Chinese RMB.

Total and cash costs per ounce of silver in Q1 2013 for the Ying Mining District were $2.49 and $0.16, respectively, compared to negative $4.63 and negative $6.12 respectively in Q1 2012. The increases were results of higher production costs and a decrease in by-product metal credits.

The operational results for the past five quarters at the Ying Mining District are summarized in the table below:

Quarterly opertional results - Ying Mining District
	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
	30-Jun-12	31-Mar-12	31-Dec-11	30-Sep-11	30-Jun-11
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,250	2,761	4,151	2,579	3,108
Stockpiled Ore (tonne)	178,768	132,986	169,926	179,963	167,098
	181,018	135,747	174,077	182,542	170,206
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,250	2,761	4,151	2,579	3,108
Ore Milled (tonne)	184,205	133,848	171,243	177,586	171,818
	186,455	136,609	175,394	180,165	174,926
Metal Sales
Silver (in thousands of ounces)	1,223	1,082	1,542	1,396	1,592
Gold (in thousands of ounces)	0.8	1.0	1.0	0.9	0.8
Lead (in thousands of pounds)	13,713	14,668	20,551	16,520	20,621
Zinc (in thousands of pounds)	2,974	2,637	3,525	3,236	4,102
Head Grade of Run of Mine Ore
Silver (gram/tonne)	227	275	296	271	303
Lead (%)	3.6	5.2	5.5	4.6	5.5
Zinc (%)	1.1	1.4	1.4	1.2	1.5
Recovery Rate of Run of Mine Ore
Silver (%)	91.7	93.2	93.3	92.9	92.2
Lead (%)	94.0	96.4	96.4	95.5	95.7
Zinc (%)	63.0	64.6	67.7	70.8	68.4
Cash Mining Cost ($ per tonne)	55.47	57.62	55.92	45.74	48.66
Total Mining Costs($ per tonne)	69.02	73.52	70.23	57.23	60.02
Cash Milling Cost ($ per tonne)	14.17	16.84	14.76	13.48	12.05
Total Milling Cost ($ per tonne)	16.05	19.40	16.42	15.03	13.61
Cash Cost per Ounce of Silver ($)	0.16	(4.22)	(4.64)	(4.55)	(6.12)
Total Production Cost per Ounce of Silver ($)	2.49	(1.84)	(2.67)	(2.74)	(4.63)

2.	BYP Mine, Hunan Province, China

In Q1 2013, the Company mined 27,560 tonnes of ore at the BYP mine (“BYP”). The gold head grade was 2.2 g/t for the quarter and 1,700 ounces of gold was produced at a cash cost per ounce of gold of $577.

DEVELOPMENT AND EXPLORATION

1.	Ying Mining District, Henan Province, China

Updated NI 43-101 Technical Report

In June 2012, Silvercorp released an updated NI 43-101 Technical Report for the Ying Mining District, and reported a 28% increase in contained silver Measured and Indicated resources to 96 million ounces, and a 36% gain in Proven and Probable mineral reserves to 79 million ounces of silver. Based on the Proven and Probable reserves, the Ying Mining District is expected to produce, on average, approximately 6 million ounces of silver per annum for the next 10 years until 2023.

New Tailings Pond for #2 Mill in the Ying Mining District

In Q1 2013, the new tailings pond for the #2 mill in the Ying Mining District became operational. The new tailings pond has a capacity of 4.05 million m3, enough to support production of 3,200 tonnes per day (“t/d”) for the next 20 years.

SGX (Ying) Mine

As of Q1 2013, the Company had completed a total of 1,070 metres (“m”) of the development work of a 5,200m ramp at the SGX mine, making construction of the ramp now 21% complete. This ramp, with dimensions of 4.2m by 3.8m, collared at approximately 580m in elevation, is designed to follow the main S7-1 vein from the 450m elevation to the 150m elevation and then bottom at the zero metre elevation, where it will be connected to three existing vertical blind shafts. The ramp is expected to improve production capacity at the SGX mine starting the first quarter of Fiscal 2014.

The Company also completed the development of over 11,300m of horizontal tunnels, 150m of vertical shafts and conducted 15,000m of underground drilling at the SGX mine in Q1 2013.

LM Mine and LM Mine West

In Q1 2013, Shaft 900 at the LM mine, a shaft measuring 3.5m in diameter was operational, with tunnel development also having commenced at five mining levels.

At LM Mine West (“LM West”), the construction of Shaft 969, a shaft measuring 3.5m in diameter, was completed during the quarter to the originally planned depth of 369m. Due to encouraging drill results encountered at depth, the Company decided to extend the depth of Shaft 969 a further 100m. This additional work is expected to be complete before the end of Fiscal 2013.

In addition, the construction of a 4,800m access ramp with a diameter of 4.2 m by 3.8 m at LM West continued during the quarter. This ramp is collared at the 980m elevation and will be developed to 550m in elevation with a vertical depth of 430m. As of June 30, 2012, the Company has completed 600m of the ramp.

Once Shaft 969, the access ramp and all the mining levels are completed down to the 500m elevation at LM West in 2014, the combined production capacity of the two mines is expected to yield 300,000 tonnes of ore per year. To support the expected growth in operations at the LM Mine and LM West, the Company has commenced the construction of a 3,000 m2 facility which will include offices and a dormitory.

During the quarter, the Company also developed over 4,500m of a decline and horizontal tunnels and completed 12,500m of underground drilling at the LM Mine and LM West.

TLP Mine

In Q1 2013 the Company continued to ramp up production at the TLP mine while developing over 5,100m of horizontal tunnels for mining and underground drilling purposes. The Company also completed 6,900m of underground drilling during the quarter.

HPG Mine

During the quarter the Company developed over 2,600m of a decline and horizontal tunnels to continue ramping up ore production at the HPG mine. The Company also completed 2,800m of underground drilling.

2.	GC Project, Guangdong Province, China

The Company continued to make good progress with the development of the GC project. As of June 30, 2012, 224m of the construction of the 618m main shaft were complete. The shaft is expected to reach its designed elevation of -370m in the first quarter of Fiscal 2015.

The main access ramp is now 50% complete with a cumulative total of 1,110m of the 2,210m ramp having been developed as at the end of the quarter. The main access ramp is collared at 175m elevation and will be developed to -50m elevation, with a vertical depth of 225m. In addition to the main access ramp, the Company has also been developing a 4,600m exploration ramp. The exploration ramp will provide access to all existing veins within a horizontal distance of 300m. As of June 30, 2012, 568m of the exploration ramp was completed.

The construction of a 1,600 t/d floatation mill, capable of producing silver, lead, zinc, pyrite, and tin concentrates continues to be on schedule and on budget, with completion expected in the second quarter of Fiscal 2013. As at the end of this quarter, the construction of a lab, administrative offices and dormitory facilities were substantially complete.

Although the Company is making good progress with its development activities at the GC project, work is currently constrained by the existing power supply capacity. To resolve the power constraint issue, and following receipt of a construction permit, the construction of a new seven kilometre long, 110KV power line and a substation began in late July. The power line and substation are expected to become operational in November 2012.

In Q1 2013, the Company successfully completed a health and safety review of its engineering designs for mine construction at the GC project as required by the Guangdong Provincial Safety Production Bureau (the “GPSPB”). However, subsequent to the completion of this review, the GPSPB introduced a new regulation which requires a separate health and safety review of engineering designs for tailings storage facilities. Accordingly, the construction of the dry stacking tailings storage facility has been suspended until this review is completed. The Company expects to have the review completed by the end of the second quarter of Fiscal 2013 and construction of the tailings storage facility completed by the end of the third quarter of Fiscal 2013.

In Q1 2013, the Company completed 4,800m of diamond drilling using four underground drill rigs currently on site at the GC project. During the quarter, exploration, mine development, mill and facility construction expenditures at the GC project were approximately $9.5 million, with development expenditure of the project now totaling $33 million as of the end this quarter.

3.	BYP Mine, Hunan Province, China

As of Q1 2013, the Company had completed 250m of a 265m deep shaft which is currently scheduled for completion in December 2012. The new shaft will facilitate the mining of the #3 gold mineralization body and the #5 zinc and lead ore body. The construction of a 1,500 t/d tailing-backfill facility is also well underway and is expected to be completed in January 2013.

4.	X mines (“XBG and XHP projects”), Henan Province, China

During the quarter, 554m of tunneling and 3,800m of diamond drilling were completed at the XBG project, and 1,621m of tunneling and 5,400m of diamond drilling were completed at the XHP project.

In addition, an upgrade to the existing mill at the XHP project which added new floatation cells and zinc floatation circuits to the existing cells and circuits was completed. As a result, mill throughput has been increased to 1,000 t/d from 400 t/d and allows for the production of both gold-silver-lead and zinc concentrates. Commercial production of the expanded portion of the mill will commence once the Company has been granted an environmental permit.

For the next two quarters, the X mines will focus on mine development with limited development ore production. In the meantime, the mill will process the existing 60,000 tonnes of silver-lead-zinc stockpile ore to generate cash flows to support further exploration and mine development. The X mines are expected to start producing once the 60,000 tonnes of stockpile ore are processed in the next six months.

5.	Silvertip Project, British Columbia, Canada

In Q1 2013, the Company released the Silvertip NI 43-101 technical report, with indicated resources of 25 million ounces of silver. The Company is nearing completion of a Small Mine Permit application which will be submitted to the British Columbia Ministry of Energy and Mines. A Small Mine Permit will allow for a 75,000 tonnes per year mining operation.

UPDATED OUTLOOK FOR FISCAL YEAR 2013

As a result of the reasons discussed, production guidance for the Ying Mining District for the full Fiscal Year 2013 has been revised and the Company now expects to mine 740,000 tonnes of ore at grades of 245 g/t silver, 0.2 g/t gold, 4.0% lead and 1.5% zinc, yielding 5.3 million ounces of silver, 3,600 ounces of gold, and 78 million pounds of lead and zinc. The cash and total production costs are expected to remain at approximately $68 and $85 per tonne respectively.

Due to construction of the new power supply facility and the unexpected suspension of the construction of the tailings storage facility at the GC project, commercial production at the GC project is now expected to commence at the beginning of the fourth quarter of Fiscal 2013, about three months later than originally planned. The Company therefore expects to mine and mill 35,000 tonnes of ore, yielding approximately 170,000 ounces of silver and 2.7 million pounds of lead and zinc for Fiscal 2013. The cash and total production costs are expected to be approximately $40 and $65 per tonne of ore, respectively. The estimated capital requirement from current quarter-end to the declaration of commercial production at the beginning of Q4 Fiscal 2013 is expected to be approximately $25 million, with an additional $5 million in capital expenditure expected to be required after the commencement of commercial production. As such, total capital expenditure for the development of the GC project is expected to be approximately $63 million, within the budget of $67 million.

In Fiscal 2013, the BYP mine in Hunan Province is expected to mine and mill 70,000 tonnes of gold ore and 22,000 tonnes of lead and zinc ore, yielding approximately 4,700 ounces of gold and 1.3 million pounds of lead and zinc. The cash and total production costs are expected to be approximately $35 and $60 per tonne of ore respectively.

The X mines are expected to produce 50,000 ounces of silver and 3.7 million pounds of lead and zinc in Fiscal 2013.

On a consolidated basis, the Company now expects to produce approximately 5.5 million ounces of silver, 8,300 ounces of gold and 85 million pounds of lead and zinc.

CONFERENCE CALL AND WEBCAST INFORMATION

A conference call and live audio webcast to discuss these results is scheduled as follows:

Date:	Friday, August 3, 2012
Time:	8:00 am PT (11:00 am ET)
Dial-In Number:	1-612-332-0226
Live audio webcast:	www.silvercorp.ca (click on the link on the home page)
Playback webcast can be accessed at: www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp is currently building the GC silver-lead-zinc project in Guangdong Province as its second China production base and foothold, and this will be followed by the third production foothold at the recently acquired BYP gold-lead-zinc project in Hunan Province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Jonathan Hackshaw, Investor Relations Director, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this News Release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and

access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Unaudited Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	June 30, 2012	March 31, 2012
ASSETS
Current Assets
Cash and cash equivalents	$83,655	$109,960
Short-term investments	58,675	44,551
Accounts receivable	7,777	12,904
Inventories	7,266	7,006
Due from related parties	615	679
Prepaids and deposits	4,499	5,210
	162,487	180,310

Non-current Assets
Long term prepaids and deposits	5,684	6,015
Investment in an associate	16,064	15,872
Other investments	39,943	45,757
Plant and equipment	75,297	68,788
Mineral rights and properties	269,475	258,521
Deferred income tax assets	-	171
TOTAL ASSETS	$568,950	$575,434

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$25,352	$23,590
Deposits received	4,103	7,268
Dividends payable	4,188	4,271
Income tax payable	1,322	5,082
	34,965	40,211

Non-current Liabilities
Deferred income tax liabilities	22,610	19,991
Environmental rehabilitation	4,391	4,400
Total Liabilities	61,966	64,602

Equity
Share capital	232,815	232,678
Contributed surplus	6,245	5,552
Reserves	24,717	24,717
Accumulated other comprehensive income	15,946	25,285
Retained earnings	147,470	145,580
Total equity attributable to the equity holders of the Company	427,193	433,812

Non-controlling interests	79,791	77,020
Total Equity	506,984	510,832

TOTAL LIABILITIES AND EQUITY	$568,950	$575,434

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended June 30,
	2012	2011

Sales	$44,549	$69,719
Cost of sales	18,994	14,059
Gross profit	25,555	55,660

General and administrative	6,846	4,945
General exploration and property investigation	966	1,792
Other taxes	806	1,138
Foreign exchange loss (gain)	(777)	524
Loss on disposal of plant and equipment	20	82
Income from operations	17,694	47,179

Share of loss in an associate	(7)	(24)
Loss on investments	(1,286)	(1,159)
Other income	75	175
Income before finance items and income taxes	16,476	46,171

Finance income	991	670
Finance costs	(22)	(23)
Income before income taxes	17,445	46,818

Income tax expense	7,927	12,574
Net income	$9,518	$34,244

Attributable to:
Equity holders of the Company	$6,114	$25,642
Non-controlling interests	3,404	8,602
	$9,518	$34,244

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.04	$0.15
Diluted earnings per share	$0.04	$0.15
Weighted Average Number of Shares Outstanding - Basic	170,693,325	175,028,878
Weighted Average Number of Shares Outstanding - Diluted	171,082,201	176,048,653

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Cash Flow
(Expressed in thousands of U.S. dollars)

	Three Months Ended June 30,
	2012	2011
Cash provided by (used in)
Operating activities
Net income	$9,518	$34,244
Add (deduct) items not affecting cash:
Accretion of environmental rehabilitation	22	23
Depreciation, amortization and depletion	4,076	2,587
Share of loss in an associate	7	24
Deferred income tax expense	2,984	1,128
Loss on investments	1,286	1,159
Loss on disposal of plant and equipment	20	82
Stock-based compensation	736	778
Changes in non-cash operating working capital	603	(6,090)
Net cash provided by operating activities	19,252	33,935

Investing activities
Mineral rights and properties
Capital expenditures	(12,316)	(6,375)
Plant and equipment
Additions	(8,157)	(4,132)
Investments
Acquisition	(515)	(1,020)
Net purchases of short-term investments	(14,812)	(4,993)
Prepayments to acquire mineral property, plant and equipment	(1,471)	(1,106)
Net cash used in investing activities	(37,271)	(17,626)

Financing activities
Net repayment from (advance to) related parties	57	(1,177)
Non-controlling interests
Contribution	-	4,580
Cash dividends distributed	(4,305)	(3,600)
Share capital
Proceeds from issuance of common shares	94	890
Net cash provided by (used in) financing activities	(4,154)	693

Effect of exchange rate changes on cash and cash equivalents	(4,132)	1,450

Increase (decrease) in cash and cash equivalents	(26,305)	18,452

Cash and cash equivalents, beginning of the period	109,960	147,224

Cash and cash equivalents, end of the period	$83,655	$165,676

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q1 2013	Three months ended June 30, 2012
	Henan Luoning	Henan Songxian		Hunan
	YING District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,250	-		-	2,250
Stockpiled Ore (tonne)	178,768	2,382	*	27,560	208,710
	181,018	2,382		27,560	210,960
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,250	-		-	2,250
Ore Milled (tonne)	184,205	3,611		26,599	214,415
	186,455	3,611		26,599	216,665

Mining cost per tonne of ore mined ($)	69.02	8.70	*	47.74	65.55
Cash mining cost per tonne of ore mined ($)	55.47	8.70	*	20.98	50.43
Non cash mining cost per tonne of ore mined ($)	13.55	-	*	26.76	15.12

Unit shipping costs($)	3.85	8.58		-	3.40

Milling cost per tonne of ore milled ($)	16.05	44.71		14.63	16.35
Cash milling cost per tonne of ore milled ($)	14.17	33.24		13.57	14.41
Non cash milling cost per tonne of ore milled ($)	1.88	11.47		1.06	1.94

Average Production Cost
Silver ($ per ounce)	9.30	17.60	*		9.80
Gold ($ per ounce)	452	1,227	*	1,046	536
Lead ($ per pound)	0.33	0.55	*		0.35
Zinc ($ per pound)	0.26	-	*		0.27

Total production cost per ounce of Silver ($)	2.49	(27.00	)*		2.47
Total cash cost per ounce of Silver ($)	0.16	(27.00	)*		0.14

Total production cost per ounce of Gold ($)				1,046	1,046
Total cash cost per ounce of Gold ($)				577	577

Total Recovery of the Run of Mine Ore
Silver (%)	91.7	49.7			90.9
Gold (%)				90.1	90.1
Lead (%)	94.0	49.7			93.2
Zinc (%)	63.0	41.9			62.6

Head Grades of Run of Mine Ore
Silver (gram/tonne)	227	26			225
Gold (gram/tonne)				2.2	2.2
Lead (%)	3.6	1.3			3.6
Zinc (%)	1.1	1.3			1.1

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,223	1		-	1,224
Gold (in thousands of ounces)	0.8	0.1		1.7	2.6
Lead (in thousands of pounds)	13,713	31		-	13,744
Zinc (in thousands of pounds)	2,974	-		-	2,974

Metal Sales
Silver (in thousands of $)	28,109	20		-	28,129
Gold (in thousands of $)	925	161		2,253	3,339
Lead (in thousands of $)	11,161	22		-	11,183
Zinc (in thousands of $)	1,898	-		-	1,898
	42,093	203		2,253	44,549
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	22.97	22.98			22.97
Gold ($ per ounce)	1,116	1,602		1,307	1,258
Lead ($ per pound)	0.81	0.72			0.81
Zinc ($ per pound)	0.64	-			0.64

1 YING District includes all mines in the Ying Mining District: Ying, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents production results from development tunnelling ore at XHP Project, only mining contractor costs were incurred.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q1 2012	Three months ended June 30, 2011
	Henan Luoning	Henan Songxian	Hunan
	YING District[1]	X Mines[2]	BYP		Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,108	-	-		3,108
Stockpiled Ore (tonne)	167,098	-	8,913	*	176,011
	170,206	-	8,913		179,119
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,108	-	-		3,108
Ore Milled (tonne)	171,818	-	7,964		179,782
	174,926	-	7,964		182,890

Mining cost per tonne of ore mined ($)	60.02	-	-	*	60.02
Cash mining cost per tonne of ore mined ($)	48.66	-	-	*	48.66
Non cash mining cost per tonne of ore mined ($)	11.36	-	-	*	11.36

Unit shipping costs($)	3.81	-	-		3.81

Milling cost per tonne of ore milled ($)	13.61	-	21.32		13.94
Cash milling cost per tonne of ore milled ($)	12.05	-	20.54		12.42
Non cash milling cost per tonne of ore milled ($)	1.56	-	0.78		1.52

Average Production Cost
Silver ($ per ounce)	6.05	-	-		6.05
Gold ($ per ounce)	212	-	277	*	222
Lead ($ per pound)	0.18	-	-		0.18
Zinc ($ per pound)	0.12	-	-		0.12

Total production cost per ounce of Silver ($)	(4.63)	-			(4.63)
Total cash cost per ounce of Silver ($)	(6.12)	-			(6.12)

Total production cost per ounce of Gold ($)			277	*	277
Total cash cost per ounce of Gold ($)			271	*	271

Total Recovery of the Run of Mine Ore
Silver (%)	92.2	-	-		92.2
Gold (%)		-	90.5		90.5
Lead (%)	95.7	-	-		95.7
Zinc ( %)	68.4	-	-		68.4

Head Grades of Run of Mine Ore
Silver (gram/tonne)	303	-	-		303
Gold (gram/tonne)		-	2.5		2.5
Lead (%)	5.5	-	-		5.5
Zinc (%)	1.5	-	-		1.5

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,592	-	-		1,592
Gold (in thousands of ounces)	0.8	-	0.6		1.4
Lead (in thousands of pounds)	20,621	-	-		20,621
Zinc (in thousands of pounds)	4,102	-	-		4,102

Metal Sales
Silver (in thousands of $)	47,756	-	-		47,756
Gold (in thousands of $)	842	-	689		1,531
Lead (in thousands of $)	17,936	-	-		17,936
Zinc (in thousands of $)	2,496	-	-		2,496
	69,030	-	689		69,719
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	29.99	-	-		29.99
Gold ($ per ounce)	1,052	-	1,168		1,102
Lead ($ per pound)	0.87	-	-		0.87
Zinc ($ per pound)	0.61	-	-		0.61

1 YING District includes all mines in the Ying Mining District: Ying, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents production results from development tunnelling ore at BYP mine, thus, mining cost is $nil.